MANAGMENT’S DISCUSSION AND ANALYSIS
for the three-month period ended March 31, 2014

MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (MD&A)

for the three-month period ended March 31, 2014

Throughout this MD&A, Eldorado, we, us, our and the Company mean Eldorado Gold Corporation.

This quarter means the first quarter of 2014. All dollar amounts are in United States dollars unless stated otherwise.

The information in this MD&A is as of May 1, 2014. You should also read our audited consolidated financial statements for the year ended December 31, 2013 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and the unaudited interim condensed consolidated financial statements for the three-month period ended March 31, 2014 prepared in accordance with International Accounting Standard (IAS) 34 – “Interim Financial Reporting”. We file our financial statements and MD&A with appropriate regulatory authorities in Canada and the United States. You can find more information about Eldorado, including our Annual Information Form, on SEDAR at www.sedar.com.

About Eldorado

Based in Vancouver, Canada, Eldorado owns and operates gold mines around the world. Its activities involve all facets of the gold mining industry including exploration and evaluation, development, production and reclamation.

Operating gold mines:

•	Kisladag, in Turkey (100%)
•	Efemcukuru, in Turkey (100%)
•	Tanjianshan, in China (90%)
•	Jinfeng, in China (82%)
•	White Mountain, in China (95%)

Gold projects:

•	Skouries, in Greece (95%)
•	Olympias, in Greece (95%)
•	Perama Hill, in Greece (100%)
•	Sappes, in Greece (100%)
•	Certej, in Romania (81%)
•	Eastern Dragon, in China (75%)
•	Tocantinzinho, in Brazil (100%)

Other mines:

•	Vila Nova – iron ore, in Brazil (100%)
•	Stratoni – silver, lead, zinc, in Greece (95%)

Eldorado’s common shares are listed on the following exchanges:

•	Toronto Stock Exchange (TSX) under the symbol ELD
•	New York Stock Exchange (NYSE) under the symbol EGO

ELD is part of the S&P/TSX Global Gold Index. EGO is part of the AMEX Gold BUGS Index.

1

MANAGMENT’S DISCUSSION AND ANALYSIS
for the three-month period ended March 31, 2014

First quarter summary results and corporate developments

Selected consolidated financial information

•	Net profit attributable to shareholders of the Company was $31.3 million ($0.04 per share), compared to a loss attributable to shareholders of the Company of $45.5 million ($0.06 per share) in the first quarter of 2013.

•	Gold revenues were $247.6 million (2013 - $307.2 million) on sales of 190,628 ounces of gold at an average realized gold price of $1,299 per ounce (2013 – 189,346 ounces at $1,622 per ounce).

•	Paid dividends were $6.5 million, compared to $50.2 million in 2013.

•	Liquidity of $994.2 million, including $619.2 million in cash, cash equivalents and term deposits, and $375.0 million in lines of credit.

Selected performance measures (1)

•	Gold production of 196,523 ounces, including Olympias production from tailings retreatment (2013 – 163,768 ounces), a 20% increase year over year.

•	Total cash costs averaged $577 per ounce (2013 – $567 per ounce).

•	Gross profit from gold mining operations of $95.4 million fell 42% as compared to that of 2013 due to lower average realized gold prices.

•	Adjusted net earnings of $37.3 million ($0.05 per share) were down 55% compared to adjusted net earnings of $83.3 million ($0.12 per share) in 2013.

•	Cash generated from operating activities before changes in non-cash working capital was $94.7 million (2013 – $139.9 million).

(1) Throughout this MD&A we use cash operating cost per ounce, total cash costs per ounce, all-in sustaining cost per ounce, gross profit from gold mining operations, adjusted net earnings, and cash flow from operating activities before changes in non-cash working capital as additional measures of Company performance. These are non-IFRS measures. Please see page 10 for an explanation and discussion of these non-IFRS measures.

Eastern Dragon Agreements

In March 2014, Eldorado, through one of its subsidiaries, entered into subscription and shareholders agreements (“Agreements”) with a Third Party (“Third Party”).

As a result of the Agreements, Third Party owns 21.5% of the total ordinary shares of Sino Gold Tenya (HK) Limited (“Tenya”), and indirectly owns a 20% interest in Eastern Dragon.

Under the terms of the Agreements, Third Party has the right to require Eldorado to purchase or procure the purchase by another party of Third Party’s shares in Tenya if certain criteria are met (“Put Option”). The Agreements include other rights and obligations of the Company and Third Party associated with the advancement of Eastern Dragon.

This transaction has been accounted for as an equity transaction with the recognition of a non-controlling interest in the amount of $40.0 million, representing the consideration received; a liability in the amount of $47.0 million, representing the fair value of the Put Option; and, $2.7 million of transaction costs recorded against equity.

2

MANAGMENT’S DISCUSSION AND ANALYSIS
for the three-month period ended March 31, 2014

Glory acquisition

In March 2014, Eldorado completed its acquisition of Glory Resources Limited (“Glory”) for $40.4 million. As part of the acquisition, Eldorado agreed to pay AUD 6.5 million in deferred obligations of Glory to a third party related to Glory’s acquisition of the Sappes property in Greece. Sappes is an advance stage high grade gold project located approximately 15 km from the Company’s Perama Hill project in Thrace, Greece.

Review of Financial Results

Summarized financial results – quarter ended March 31, millions, except where noted	2014	2013
Revenues	$279.9	$338.1
Gold revenues	$247.6	$307.2
Gold sold (ounces)	190,628	189,346
Average realized gold price (US$ per ounce)	$1,299	$1,622
Cash operating costs (US$ per ounce sold)	$519	$505
Total cash cost (US$ per ounce sold)	$577	$567
All-in sustaining cash cost (US$ per ounce sold)	$786	n/a
Gross profit from gold mining operations	$95.4	$163.8
Adjusted net earnings	$37.3	$83.3
Net profit (loss) attributable to shareholders of the Company	$31.3	($45.5)
Earnings (loss) per share attributable to shareholders of the Company – Basic (US$/share)	$0.04	($0.06)
Earnings (loss) per share attributable to shareholders of the Company – Diluted (US$/share)	$0.04	($0.06)
Dividends paid (Cdn$/share)	$0.01	$0.07
Cash flow from operating activities before changes in non-cash working capital	$94.7	$139.9

Net profit attributable to shareholders of the Company was $31.3 million (or $0.04 per share) for the quarter compared with a loss of $45.5 million (or $0.06 per share) in the first quarter of 2013. Adjusted net earnings for the quarter were $37.3 million this quarter compared to $83.3 million in the first quarter of 2013. Last year’s difference between loss attributable to shareholders and adjusted net earnings reflected primarily the non-cash charge of $125.2 million to deferred income tax expense related to the change in Greek tax rates.

Realized gold prices fell 20% year over year impacting revenues and gross mine profit. Unit production costs from gold mining operations were unchanged compared with the first quarter of 2013 reflecting ongoing measures taken by the Company to control costs.

Depreciation, depletion and amortization expense increased 24% over the first quarter of 2013, mainly as a result of an increase in the depreciation of capitalized waste stripping costs as well as higher production from the Company’s Chinese mines which carry higher depreciation rates than the Company’s Turkish gold mining operations.

Excluding the $125.2 million adjustment referred to above the effective tax rate was 36% for the first quarter of 2013 as compared with 51% for this quarter. The increase in the effective tax rate this year over last year was due to the impact of Turkish lira exchange rate changes on the tax basis of our Turkish tax assets as well as an increase in accrued withholding taxes on dividends paid by subsidiaries.

3

MANAGMENT’S DISCUSSION AND ANALYSIS
for the three-month period ended March 31, 2014

Operations update

Summarized operating highlights – quarter ended March 31,	2014	2013
Gross profit – gold mining operations (millions)	$95.4	$163.8
Ounces produced – including Olympias production from tailings retreatment	196,523	163,768
Cash operating costs (US$ per ounce sold)	$519	$505
Total cash cost (US$ per ounce sold)	$577	$567
Kisladag
Gross profit – gold mining operations	$47.7	$85.0
Ounces produced	67,075	70,221
Cash operating costs (US$ per ounce sold)	$456	$334
Total cash cost (US$ per ounce sold)	$473	$359
Efemcukuru
Gross profit – gold mining operations	$14.7	$38.7
Ounces produced	26,969	19,856
Cash operating costs (US$ per ounce sold)	$526	$582
Total cash cost (US$ per ounce sold)	$547	$619
Tanjianshan
Gross profit – gold mining operations	$13.5	$19.1
Ounces produced	28,379	26,207
Cash operating costs (US$ per ounce sold)	$422	$442
Total cash cost (US$ per ounce sold)	$592	$636
Jinfeng
Gross profit – gold mining operations	$12.3	$8.7
Ounces produced	41,295	21,742
Cash operating costs (US$ per ounce sold)	$626	$832
Total cash cost (US$ per ounce sold)	$709	$930
White Mountain
Gross profit – gold mining operations	$7.2	$12.3
Ounces produced	26,473	20,915
Cash operating costs (US$ per ounce sold)	$607	$634
Total cash cost (US$ per ounce sold)	$646	$679
Olympias
Ounces produced from tailings retreatment	6,332	4,827

4

MANAGMENT’S DISCUSSION AND ANALYSIS
for the three-month period ended March 31, 2014

Kisladag

Operating Data – quarter ended March 31,	2014	2013
Tonnes placed on pad	3,856,882	2,915,508
Average treated head grade - grams per tonne (g/t)	0.73	1.29
Gold (ounces)
- Produced	67,075	70,221
- Sold	66,852	70,250
Cash operating costs (US$ per ounce sold)	$456	$334
Total cash costs (US$ per ounce sold)	$473	$359
Financial Data (millions)
Gold revenues	$86.4	$114.5
Depreciation and depletion	$6.3	$3.2
Gross profit – gold mining operations	$47.7	$85.0
Capital expenditure on mining interests	$7.9	$35.4

Gold production at Kisladag was 4% lower year over year due to lower average treated head grade partially offset by higher ore tonnes. As expected cash operating costs were higher year over year as a result of lower average treated head grade, and higher fuel and reagent costs incurred due to the higher tonnage throughput. Capital expenditures for the quarter included costs for capitalised waste stripping and construction of additional leach pad cells.

Efemcukuru

Operating Data – quarter ended March 31,	2014	2013
Tonnes Milled	106,501	86,879
Average Treated Head Grade - g/t	8.56	8.47
Average Recovery Rate (to Concentrate)	93.0%	93.6%
Gold (ounces)
- Produced	26,969	19,856
- Sold	27,647	50,291
Cash operating costs (US$ per ounce sold)	$526	$582
Total cash costs (US$ per ounce sold)	$547	$619
Financial Data (millions)
Gold revenues	$36.6	$81.2
Depreciation and depletion	$6.4	$9.8
Gross profit – gold mining operations	$14.7	$38.7
Capital expenditure on mining interests	$5.4	$9.8

Gold production at Efemcukuru was 36% higher year over year due to higher average treated head grade and ore tonnes. Cash operating costs were 10% lower year over year due to lower mining and processing costs related to the weakening Turkish lira. Capital spending during the quarter included underground development and mine mobile equipment.

5

MANAGMENT’S DISCUSSION AND ANALYSIS
for the three-month period ended March 31, 2014

Tanjianshan

Operating Data – quarter ended March 31,	2014	2013
Tonnes Milled	263,609	247,061
Average Treated Head Grade – g/t	3.44	3.74
Average Recovery Rate	81.1%	80.8%
Gold (ounces)
- Produced	28,379	26,207
- Sold	28,379	26,207
Cash operating costs (US$ per ounce sold)	$422	$442
Total cash costs (US$ per ounce sold)	$592	$636
Financial Data (millions)
Gold revenues	$37.0	$42.6
Depreciation and depletion	$6.4	$6.5
Gross profit – gold mining operations	$13.5	$19.1
Capital expenditure on mining interests	$1.1	$1.8

Gold production at Tanjianshan was 8% higher year over year mainly as a result of higher ore tonnes partially offset by lower average treated head grade. Circuit recoveries were slightly higher in the quarter. Cash operating costs per ounce were 5% lower year over year mainly as a result of lower processing costs due a decrease in the consumption of reagents. Capital spending this quarter included capitalized waste stripping on the JLG pit cutback.

Jinfeng

Operating Data – quarter ended March 31,	2014	2013
Tonnes Milled	364,987	351,901
Average Treated Head Grade – g/t	4.00	2.43
Average Recovery Rate	87.8%	82.4%
Gold (ounces)
- Produced	41,295	21,742
- Sold	41,277	21,683
Cash operating costs (US$ per ounce sold)	$626	$832
Total cash costs (US$ per ounce sold)	$709	$930
Financial Data (millions)
Gold revenues	$53.4	$35.0
Depreciation and depletion	$11.8	$6.2
Gross profit – gold mining operations	$12.3	$8.7
Capital expenditure on mining interests	$5.5	$13.9

Gold production at Jinfeng was 90% higher year over year mainly as a result of higher average treated head grade. A total of 174,851 tonnes of ore was mined from the open pit this quarter (first quarter 2013 – 54,126 tonnes). A total of 173,454 tonnes of ore was mined from the underground during the quarter (first quarter 2013 – 138,989 tonnes). Cash costs were 24% lower year over year due to the increase in gold production from higher grade ore as well as lower cost open pit mining. Capital expenditures for the quarter included underground development, mining equipment and tailings dam improvements.

6

MANAGMENT’S DISCUSSION AND ANALYSIS
for the three-month period ended March 31, 2014

White Mountain

Operating Data – quarter ended March 31,	2014	2013
Tonnes Milled	200,682	198,934
Average Treated Head Grade – g/t	4.13	3.80
Average Recovery Rate	86.8%	85.6%
Gold (ounces)
- Produced	26,473	20,915
- Sold	26,473	20,915
Cash operating costs (US$ per ounce sold)	$607	$634
Total cash costs (US$ per ounce sold)	$646	$679
Financial Data (millions)
Gold revenues	$34.3	$33.9
Depreciation and depletion	$9.9	$7.4
Gross profit – gold mining operations	$7.2	$12.3
Capital expenditure on mining interests	$3.1	$6.0

Gold production at White Mountain during the quarter was 27% higher year over year due to higher average treated head grade and higher recoveries. Cash operating costs per ounce were 4% lower year over year as a result of the increase in gold production from higher grade ore. Capital expenditures for the quarter included capitalized underground development, delineation drilling, and capitalized exploration costs.

Vila Nova

Operating Data – quarter ended March 31,	2014	2013
Tonnes Processed	203,481	212,911
Iron Ore Produced	175,078	183,426
Average Grade (% Fe)	62.91%	62.87%
Iron Ore Tonnes
- Sold	217,382	129,548
Average Realized Iron Ore Price	$86	$117
Total Cash Costs (per tonne sold)	$ 60	$ 66
Financial Data (millions)
Revenues	$18.6	$15.2
Depreciation and depletion	$2.1	$1.2
Gross profit – gold mining operations	$3.4	$5.4
Capital expenditure on mining interests	$0.9	$3.4

Iron ore production fell year over year as access to the pit and waste dump area were impacted by an increase in the amount of rainfall year over year. Vila Nova continued to use the Santana public port for iron ore shipments since the Anglo Ferrous port accident which occurred at the end of the first quarter of 2013.

7

MANAGMENT’S DISCUSSION AND ANALYSIS
for the three-month period ended March 31, 2014

Stratoni

Operating Data – quarter ended March 31,	2014	2013
Tonnes ore mined (wet)	57,242	54,125
Tonnes ore processed (dry)	55,449	48,521
Pb grade (%)	6.27%	6.21%
Zn grade (%)	11.27%	9.36%
Ag grade (g/t)	164	163
Tonnes of concentrate produced	15,936	12,278
Tonnes of concentrate sold	16,717	13,968
Average realized concentrate price (per tonne)	$740	$927
Total Cash Costs (per tonne of concentrate sold)	$622	$829
Financial Data (millions)
Revenues	$12.4	$13.0
Depreciation and depletion	$2.0	$1.9
Earnings/(loss) from operations	($0.1)	($0.5)
Capital expenditure on mining interests	$0.5	$0.1

During the first quarter, Stratoni mined 57,242 tonnes of run-of-mine ore and produced 15,936 tonnes of lead and zinc concentrate at an average cash cost of $622 per tonne of concentrate sold. During the same period, Stratoni sold 16,717 tonnes of concentrate at an average price of $740 per tonne.

Gold projects update

Kisladag Mine Optimization

The company continued its evaluation of mine development options for Kisladag including optimization of existing process operations and modification of the Phase IV expansion plans. The objective is to evaluate incremental increases in mine throughput. Equipment purchased for the Phase IV expansion is being included in this review as is the utilization of existing infrastructure.

Efemcukuru Expansion

Process design work was completed during the quarter to identify changes to the process plant required to increase mill throughput to approximately 500,000 tonnes per year from its current design of 400,000 tonnes per year. These changes would mainly affect the flotation circuit, and the concentrate handling systems. A decision regarding the expansion will be made after a detailed cost benefit analysis is completed, including preparation of a new life of mine production plan and identification of additional mining equipment required to achieve the increase in mine throughput.

Perama Hill

Front-end engineering work continued during the first quarter and is expected to be completed in the second quarter. Process design criteria and process flow diagrams were finalized during the quarter. Preliminary cost estimating, scheduling, and implementation planning was commenced. Capital spending totaled $1.8 million during the quarter.

Olympias

Underground refurbishment continued during the quarter in parallel with tailings retreatment.

Approximately 276 meters of underground drifts were rehabilitated and 604 meters of new drifts were completed. The development rate in the main decline accessing the orebody from the Kokkinolakkas valley was reduced during the quarter due to inflows of ground water into the heading. Development is now proceeding under advanced grout cover. During the quarter, Olympias treated 144,522 tonnes of tailings and produced 6,332 payable gold ounces. An estimated 1,710,500 tonnes of tailings remain to be reclaimed from the tailings dam.

8

MANAGMENT’S DISCUSSION AND ANALYSIS
for the three-month period ended March 31, 2014

Capital costs of $25.2 million were incurred during the quarter for mine development, rehabilitation, and tailings retreatment. A total of $8.8 million in proceeds were received from the sale of gold recovered from the retreatment process and credited to capital.

Skouries

Site clearing and earthwork in the main process area was advanced during the quarter. Clearing in the open pit area commenced and was substantially completed. Construction access roads to the first tailings dam and to one of the topsoil stockpile areas were substantially completed. The pouring of concrete for the mill foundations also began during the quarter. The rate of advance in the underground decline was adversely affected by inflows of water, which were effectively sealed through grouting, after which normal development resumed. Capital spending totaled $16.3 million during the quarter.

Certej

Work on Certej during the quarter focused on finalizing the prefeasibility study (“PFS”) to support the resource/reserve statement, and subsequent preparation of the NI 43-101 Technical Report. The study, based on a production rate of 3 million tonnes per year, assumed conventional open pit mining supported by flotation, pressure oxidation and cyanide leach treatment of the ore. The company will pursue a number of trade-off studies identified during the PFS prior to proceeding to a feasibility study in late 2014.

A total of $ 3.4 million was spent on Certej including site work, metallurgical testwork, capitalized exploration, and engineering for the prefeasibility study.

Eastern Dragon

Permitting at Eastern Dragon is focusing on the completion of the revised EIA (suitable for federal approval), which we expect to submit in the second quarter. Following approval of the revised EIA, we will formally submit the Project Permit Approval (PPA) application and anticipate approval by year end. This permit will allow us to finish construction and commence production in 2015.

Tocantinzinho

Work continued during the quarter on optimization of the Tocantinzinho feasibility study, finalization of which is planned for the second quarter.

Exploration update

During the quarter 5,500 metres of exploration drilling were completed at the Company’s operations and exploration projects. The 2014 drilling programs at most exploration sites are not scheduled to commence until later in the year.

Greece

In the Perama district, exploration activities for the quarter focused on extending geological mapping coverage in the Perama South area and conducting reconnaissance field visits to nearby prospects. The acquisition of the Sappes project was completed during the quarter, and historical exploration data is being compiled and evaluated.

In the Chalkidiki District, underground exploration drilling commenced at the Mavres Petres mine, targeting the western extension of the orebody. Mapping and soil sampling programs were initiated over the Piavitsa project area to better define exploration potential in the area to the west of the previous drilling.

9

MANAGMENT’S DISCUSSION AND ANALYSIS
for the three-month period ended March 31, 2014

Romania

At Certej, exploration activities during the quarter focused on refining alteration models for the deposit and defining targets peripheral to the deposit for the upcoming drilling programs. The Phase 1 drilling programs were completed at the nearby Brad and Deva exploration licenses, testing porphyry and epithermal targets adjacent to historical mines.

Turkey

No exploration drilling was completed in Turkey during the quarter. At the Efemcukuru minesite, soil sampling was conducted to extend historical coverage into the relatively underexplored southern portion of the license area. Detailed relogging of exploration drillholes from the Kokarpinar vein was completed, with the objective of defining structural controls on previous high-grade drill intercepts.

China

No exploration drilling was completed in China during the first quarter. At White Mountain, exploration activities focused on detailed characterization of mineralized breccias in the deposit to assist in target definition for the upcoming drilling program. At Tanjianshan, preparations were completed for exploration drilling at the Xijingou and Qinlongtan north deposit areas to be initiated in the second quarter.

Brazil

Approximately 1,350 meters of drilling were completed in the Phase 1 program at the Goldfish project in Tocantins State, targeting high-grade orogenic veins that are exposed in shallow surface workings. Several drillholes intersected mineralized veins, though results have only been received for the first drillhole, including an intercept of 4.35m @ 12.74 g/t Au. Exploration elsewhere in Brazil included soil and stream sediment sampling at early stage projects in Goias State.

Quarterly results

millions (except per share amounts)

	2014	2013	2013	2013	2013	2012	2012	2012
	First quarter	Fourth quarter	Third quarter	Second quarter	First quarter	Fourth quarter	Third quarter	Second quarter
Total revenues	$279.9	$231.7	$287.3	$266.9	$338.1	$350.0	$281.8	$244.2
Profit (loss)[1]	$31.3	($687.5)	$36.4	$43.3	($45.4)	$115.0	$75.8	$46.6
Earnings (loss) per share[1]
- basic	$0.04	($0.96)	$0.05	$0.06	($0.06)	$0.16	$0.11	$0.07
- diluted	$0.04	($0.96)	$0.05	$0.06	($0.06)	$0.16	$0.11	$0.07

1)	Attributable to shareholders of the Company

Quarterly profit for the fourth quarter of 2013 was affected by a $684.6 million charge net of taxes for the impairment of goodwill and property, plant and equipment related to the Company’s Jinfeng and Eastern Dragon gold properties. The first quarter of 2013 was affected by a one-time $125.2 million adjustment related to Greek tax rates.

Non-IFRS measures

Throughout this document, we have provided measures prepared in accordance with IFRS, as well as some non-IFRS performance measures as additional information for investors who also use them to evaluate our performance. Since there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare us against other companies. Non-IFRS measures should be used along with other performance measures prepared in accordance with IFRS. We have defined our non-IFRS measures below and reconciled them with the IFRS measures we report.

10

MANAGMENT’S DISCUSSION AND ANALYSIS
for the three-month period ended March 31, 2014

Cash operating cost and total cash cost

The table below reconciles cash operating cost from our gold mining operations to production costs. We calculate costs according to the Gold Institute Standard. Total cash cost is the sum of cash operating cost, royalty expense and production tax expense.

Reconciliation of cash operating costs to production costs	2014	2013
millions (except for gold ounces sold and cash operating cost per ounce sold)	First quarter	First quarter
Production costs – excluding Vila Nova and Stratoni (from consolidated income statement)	$111.3	$110.3
Less:
By-product credits and other adjustments	(1.4)	(2.9)
Total cash cost	$109.9	$107.4
Royalty expense and production taxes	(11.0)	(11.8)
Cash operating cost	$98.9	$95.6
Gold ounces sold	190,628	189,346
Total cash cost per ounce sold	$577	$567
Cash operating cost per ounce sold	$519	$505

All-in sustaining cash cost

Effective January 31, 2014 the Company, in conjunction with an initiative undertaken within the gold mining industry and set out in the guidance note released by the World Gold Council on June 27, 2013, has adopted an all-in sustaining cost performance measure. All-in sustaining costs are calculated by taking total cash costs as indicated in the reconciliation above and adding sustaining capital expenditures, corporate administrative expense, exploration and evaluation costs, and reclamation cost accretion. The Company believes that this measure represents the total costs of producing gold from current operations, and provides the Company and other stakeholders of the company with additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of gold production from current operations, new project capital is not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included. The Company reports this measure on a gold ounces sold basis. The table below provides additional detail on the calculation of the Company’s all-in sustaining cash cost for the current period.

Calculation of all-in sustaining cash costs	2014
millions (except for gold ounces sold and all-in sustaining cash cost per ounce sold)	First quarter
Total cash cost	$109.9
Capital spending at operating gold mines	23.0
Exploration spending at operating gold mines	1.1
General and administrative expenses	15.8
All-in sustaining cash costs	$149.8
Gold ounces sold	190,628
All-in sustaining cash cost per ounce sold	$786

11

MANAGMENT’S DISCUSSION AND ANALYSIS
for the three-month period ended March 31, 2014

Cash flow from mining operations before changes in non-cash working capital

We use cash flow from mining operations before changes in non-cash working capital to supplement our consolidated financial statements, and calculate it by not including the period to period movement of non-cash working capital items, like accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities.

Adjusted net earnings

The Company has included non-IFRS performance measures, adjusted net earnings and adjusted net earnings per share, throughout this document. Adjusted net earnings excludes gains/losses and other costs incurred for acquisitions and disposals of mining interests, impairment charges, unrealized and non-cash realized gains/losses of financial instruments and foreign exchange impacts on deferred income tax as well as significant non-cash, non-recurring items. The Company also excludes net earnings and losses of certain associates that the Company does not view as part of the core mining operations. The Company excludes these items from net earnings to provide a measure which allows the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of adjusted net earnings to the consolidated financial statements for the quarters ended March 31:

Reconciliation of adjusted net earnings to consolidated net earnings (loss) millions (except for weighted average shares and earnings per share)	Q1 2014	Q1 2013
Net (loss) earnings attributable to shareholders	$31.3	($45.5)
Losses (gains) on available-for-sale securities	0.8	0.0
Loss on investment in associates	0.1	0.9
Unrealized losses (gains) on foreign exchange translation of deferred income tax balances	5.1	2.7
Deferred income tax charge for change in Greek tax rates	0.0	125.2
Total adjusted net earnings	$37.3	$83.3
Weighted average shares outstanding	716,217	714,504
Adjusted net earnings ($/share)	$0.05	$0.12

Gross profit from gold mining operations

Gross profit from gold mining operations represents gross revenues from gold mining operations less production costs and depreciation, depletion and amortization related to those operations.

Operating cash flow, financial condition and liquidity

Operating activities before changes in non-cash working capital generated $94.7 million in cash this quarter, compared to $139.9 million in the same quarter of 2013.

Capital expenditures

We invested $80.4 million in capital expenditures, mine evaluation and development, mining licences and other assets in the first quarter of 2014. Mine evaluation and development totalled $52.9 million while spending at our producing mines (including capitalized exploration) totalled $24.4 million. The remaining $3.1 million related to fixed assets for our corporate offices in Canada, Brazil, Turkey, Greece, Romania, and China.

12

MANAGMENT’S DISCUSSION AND ANALYSIS
for the three-month period ended March 31, 2014

Liquidity and capital resources

(millions)	March 31, 2014	December 31, 2013
Cash, cash equivalents and term deposits	$619.2	$623.9
Working capital	$740.8	$734.0
Debt	$601.8	$601.4

Management believes that the working capital at March 31, 2014, together with future cash flows from operations and, where appropriate, selected financing sources, including available credit lines, are sufficient to support our planned and foreseeable commitments, and dividends, if declared, in 2014 and beyond.

Contractual obligations

(millions)	Within 1 year	2 to 3 years	3 to 4 years	Over 5 years	Total
Debt	16.3	-	-	600.0	616.3
Capital leases	0.7	1.8	0.9	-	3.4
Operating leases	6.5	14.7	9.7	8.2	39.1
Purchase obligations	90.5	30.0	29.6	-	150.1
Totals	114.0	46.5	40.2	608.2	808.9

The table does not include interest on debt.

As at March 31, 2014, Hellas Gold had entered into off-take agreements pursuant to which Hellas Gold agreed to sell a total of 16,450 dry metric tonnes of zinc concentrates, 6,510 dry metric tonnes of lead/silver concentrates over the next three years, and 67,000 dry metric tonnes of gold concentrate through December 31, 2014.

In April 2007, Hellas Gold agreed to sell to Silver Wheaton (Caymans) Ltd. (Silver Wheaton) all of the silver metal to be produced from ore extracted during the mine-life within an area of approximately seven square kilometres around Stratoni, up to 15 million ounces, or 20 million ounces if additional silver is processed through the Stratoni mill from areas other than the current producing mine. The sale was made in consideration of a prepayment to Hellas Gold of $57.5 million in cash, plus a fee per ounce of payable silver to be delivered to Silver Wheaton of the lesser of $3.90 and the prevailing market price per ounce. As at March 31, 2014 approximately 6.1 million ounces of silver have been delivered of the original 15 million ounce commitment.

Debt

Significant changes in our debt from that disclosed in our December 31, 2013 annual MD&A and consolidated financial statements are as follows:

Jinfeng CMB working capital loan

On January 16, 2013, Jinfeng entered into a RMB 100.0 million ($16.3 million) working capital loan with CMB. Each drawdown bears fixed interest at the prevailing lending rate stipulated by the People’s Bank of China on the date of drawdown. The Facility had a term of up to one year, from January 16, 2013 to January 15, 2014. In January 2014, the term of the facility was extended to January 28, 2015. The facility is unsecured.

As at March 31, 2014, Jinfeng has drawn down the full amount under this facility and has used the proceeds to fund working capital obligations. All tranches of the loan have a term of six months and a fixed interest rate of 5.6%.

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MANAGMENT’S DISCUSSION AND ANALYSIS
for the three-month period ended March 31, 2014

Senior notes

The fair market value of the notes as at March 31, 2014 is $597.8 million. Net deferred financing costs of $14.4 million have been included as an offset in the balance of the notes in the financial statements and are being amortized over the term of the notes.

Entrusted loan

The interest rate on this loan as at March 31, 2014 was 4.59%. As at March 31, 2014, RMB 638.4 million ($103.8 million) had been drawn under the entrusted loan. The entrusted loan has been recorded on a net settlement basis.

Dividends

On February 14, 2014 Eldorado paid $6.5 million in dividends to shareholders of record. Future dividend payments will be dependent on the Company having an aggregate of contributed surplus, accumulated other comprehensive income and retained earnings balance exceeding the dividend amount to be paid.

Equity

This quarter no common shares related to stock options and warrants were exercised.

Common shares outstanding - as of May 1, 2014 - as of March 31, 2014	716,248,610 716,248,610
Share purchase options - as of May 1, 2014 (Weighted average exercise price per share: $11.73 Cdn)	22,417,167

Other information

New accounting developments

The following interpretation of a standard has been adopted by the company commencing January 1, 2014:

•	IFRIC 21 'Levies' - This interpretation of IAS 37, 'Provisions, Contingent Liabilities and Contingent Assets', applies to the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event ("obligating event"). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. There was no material impact on these unaudited condensed consolidated interim financial statements as a result of the adoption of this standard.

The following standard has been published and is mandatory for Eldorado's annual accounting periods no earlier than January 1, 2017:

•	IFRS 9 'Financial Instruments: Classification and Measurement' - This is the first part of a new standard on classification and measurement of financial assets that will replace IAS 39, 'Financial Instruments: Recognition and Measurement'. IFRS 9 has two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is recorded at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is measured at fair value with changes in fair value through profit or loss. In addition, this new standard has been updated to include guidance on financial liabilities and derecognition of financial instruments. The Company is currently evaluating the extent of the impact of the adoption of this standard.
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MANAGMENT’S DISCUSSION AND ANALYSIS
for the three-month period ended March 31, 2014

Internal controls over financial reporting

Eldorado’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation and presentation of our financial statements. There have been no changes in our internal control over financial reporting in the first quarter of 2014 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Qualified Person

Except as otherwise noted, Norman Pitcher, P. Geo., our President, is the Qualified Person under NI 43-101 responsible for preparing and supervising the preparation of the scientific or technical information contained in this MD&A and verifying the technical data disclosed in this document relating to our operating mines and development projects.

Forward-looking information and risks

This MD&A includes statements and information about what we expect to happen in the future. When we discuss our strategy, plans and future financial and operating performance, or other things that have not yet happened in this review, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. We refer to them in this document as forward-looking information.

Key things to understand about the forward-looking information in this document:

•	It typically includes words and phrases about the future, such as: plan, expect, forecast, intend, anticipate, believe, estimate, budget, scheduled, may, could, would, might, will, as well as the negative of these words and phrases.
•	Although it represents our current views, which we consider to be reasonable, we can give no assurance that the forward-looking information will prove to be accurate.
•	It is based on a number of assumptions, including things like the future price of gold, anticipated costs and spending, and our ability to achieve our goals.
•	It is also subject to the risks associated with our business, including
•	the changing price of gold and currencies,
•	actual and estimated production and mineral reserves and resources,
•	the speculative nature of gold exploration,
•	risks associated with mining operations and development,
•	regulatory and permitting risks,
•	acquisition risks, and
•	other risks that are set out in our Annual Information Form.
•	If our assumptions prove to be incorrect or the risks materialize, our actual results and events may vary materially from what we currently expect.

We recommend that you review our annual information form, which includes a more detailed discussion of material risks that could cause actual results to differ significantly from our current expectations.

Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

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